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UNITE your team.
IMPRESS your clients.
GROW your business.
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Justin Smith · 2nd

Contractor+ helps Field Service Contractors WIN.👷 Unite Your Team, Impress Your Clients 🤩 & Grow Your Business 🤑 | Seeking Seed Funding | CEO @ Contractor Plus, Inc.

Orlando, Florida, United States · Contact info

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Are you a h

SKYROCKET Y
Contractor+ A
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IMPRESS YOUR
TEAM -- GROW

Experience

CEO
Contractor Plus, Inc.
Feb 2020 – Present · 1 yr 4 mos
Orlando, Florida Area

Mobile suite for handyman contractors and property managers. We help contractors work more efficiently, look more professional to their clients, win more jobs and generate more revenue.

What makes Contractor+ special?
🔨 Only estimator with true itemization
including Areas, Tasks & Supplies
🔨 Supply pricing from 10+ suppliers including ...see more

Internet Marketing Consultant
Xflavor.com · Contract
Jan 1999 – Jan 2020 · 21 yrs 1 mo
Orlando, Florida, United States

Web design. Video Production. PPC Management. SEO. Full service internet marketing solutions.

Xflavor Internet Marketing

COO
Reid Organization, Inc.
Jan 2006 – Aug 2012 · 6 yrs 8 mos
Orlando, Florida Area

Real estate, property management and property maintenance. Over 750 units under management.

Director Of Ecommerce
Action Fanatics Inc · Full-time
Jun 2004 – Mar 2005 · 10 mos

Design, Development, Ecommerce Strategy, Marketing

Education

Full Sail University
Master of Science - MS, Entertainment Business
2005 – 2008

Licenses & certifications

Marketing Fundementals
Quantic School of Business and Technology
Issued May 2020 · No Expiration Date

Microeconomics I: Supply And Demand
Quantic School of Business and Technology
Issued May 2020 · No Expiration Date

Customer Discovery
Quantic School of Business and Technology
Issued Apr 2020 · No Expiration Date

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